Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

April 28, 2017

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathy Churko

Re:	The Relative Value Fund

File Nos.: 333-213003; 811-23179

Dear Ms. Churko:

The following responds to the comments you provided in connection with your review of Pre-Effective Amendment No. 1 to a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940 (the “1940 Act”) to register The Relative Value Fund (the “Fund”).1

Comments

1.	Comment: How will the Fund account for its Distribution and Servicing Fee and what is the accounting guidance the Fund will rely on in accounting for this fee?

Response: The Fund has filed an exemptive application (File No. 812-14683) requesting an exemptive order pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based distribution and/or service fees. Pursuant to the terms of the exemptive application, the Fund will comply with Rules 12b-1 and 17d-3 under the 1940 Act as if those rules applied to closed-end investment companies. Peak Alliance Class Shares will not be offered for sale, and the Distribution and Servicing Fee will not be charged, until the Fund has received the requested exemptive relief from the SEC.

2.	Comment: What are the services that are being provided in connection with the Distribution and Servicing Fee?

Response: As provided in Section 2 of the Fund’s Distribution and Service Plan, the Distribution and Servicing Fee is paid in connection with the promotion and distribution of Peak Alliance Class Shares and the provision of services to holders of Peak Alliance Class Shares, including, but not limited to, advertising, compensation to placement agents, dealers and selling personnel, the printing and mailing of offering memoranda to other than current holders of Peak Alliance Class Shares, and the printing and mailing of sales literature.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3.	Comment: Is there a limit on the payments made for distribution services in light of FINRA guidance?

Response: Section 2 of the Fund’s Distribution and Service Plan provides that the Fund may only expend up to 0.75% on an annualized basis of the Fund’s net assets attributable to Peak Alliance Class Shares for marketing and distribution expenses, consistent with FINRA Rule 2341.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307 or, in my absence, to Josh Deringer at (215) 988-2959.

Sincerely,

/s/ Jillian Bosmann

Jillian L. Bosmann

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